December 16, 2022

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 21, 2022 CIK No. 0001948697

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 12, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 21, 2022

Cover Page

1.

Please disclose on both the cover page and in the listing information on page 16 that you will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. In this regard, we note your disclosure on page 108 of the Underwriting section.

Response: We respectfully advise the Staff that we have included further disclosures under page 7 and page 8 to disclose that the Company’s market penetration includes being adopted by 218 out of 422, or approximately half of the schools in Singapore as of April 2021, by 7 out of 29 hospitals in Singapore in 2021, by 4 out of 5 universities in Singapore, and, leading property developers and facilities services companies in Singapore.

Prospectus Summary, page 1

2.

We note your revised disclosure in response to comment 3, including the information about your market reach across various industries in Singapore. Please provide additional context for this information by comparing it to the market reach and/or current position of your competitors in Singapore.

Response:  We respectfully advise the Staff that we have included further disclosures under page 7 and page 8 to disclose that the SIMPPLE Ecosystem has market penetration across various industries in Singapore, including being adopted by 209 out of 432, or slightly less than half of the schools in Singapore as of April 2021. Out of the 29 hospitals in Singapore as of 2021, 7 hospitals have adopted the SIMPPLE Ecosystem in the past. Furthermore, 4 out of 6 autonomous universities in Singapore, and leading property developers and facilities services companies in Singapore have also adopted the SIMPPLE Ecosystem in the past.

Our Industry, page 8

3.

We note your amended disclosure in response to comment 6. We note in particular that your revised disclosure mentions a market research report from Gen Consulting Company. Please file Gen Consulting Company’s written consent as an exhibit to the registration statement or explain why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.

Response:  We respectfully advise the Staff that we have amended the disclosure on page 8 and page 54 to clarify that the market statistics was extracted from the web page: https://gen-cons.com/store/facility-management-market-in-singapore/.

Develop Strategic Partnerships, page 61

4.

We note your amended disclosure in response to comment 17. Please provide additional information regarding the Innovation Grants that you have received to date, including the material terms of such grants. In the section titled Awards and Accreditations on page 73, please clarify whether you have received the maximum amount of each Enterprise Singapore award.

Response: We respectfully advise the Staff that we have revised the disclosure on page 73 to provide additional information and clarity on the material terms of such grants.

Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

5.	We note your amended disclosure in response to comment 18. Please revise to address the following:

•

Explain why you believe that your exclusive distribution rights under the Distribution Agreement will be renewed at the end of the first three-year term. For example, please clarify whether this belief is based on negotiations, oral communications, written agreements, or otherwise and update your Risk Factor on page 20 accordingly. We note that this risk factor indicates that you are not aware of any information or arrangement which could lead to a cessation or termination of existing agreements or relationships with any major customer, despite missing the milestone MOVs for 2021 and likely missing the milestone MOVs for 2022 under the Distribution Agreement.

•

State whether you own the intellectual property associated with your robotics products. If applicable, please update the Intellectual Property disclosure on page 70 as well. To the extent that you do not own the intellectual property, or to the extent that you are at risk of losing certain intellectual property rights to Shanghai Gaoxian, please revise to state as much and update your risk factors accordingly.

Additionally, please revise the exhibit index to indicate that you have redacted exhibits pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 21 and 62 to disclose that based on written communications with Shanghai Gaoxian, the Company believes that the Distribution Agreement will be renewed at the end of the first three-year-term.

We have also revised the disclosure on pages 20 and 70 to include discussion on the distribution agreement with Shanghai Goaxian, and to include on page 20 a discussion disclosing that we do not currently hold any intellectual property rights or licenses associated with our robotic products in relation to our distribution agreements. However, to the extent that we obtain any intellectual property rights or licenses associated with our robotic products in the future, such intellectual property rights or licenses may be materially and adversely affected in the event that our existing distribution agreements expire.

We have also revised the disclosure on the exhibit index to indicate that we have redacted information in exhibit 10.1.

Licenses, page 70

6.	We note your amended disclosure in response to comment 19. If known, please explain in further detail which Licenses you may be required to hold in the future.

Response:  We respectfully advise the Staff that the Company currently is not required to hold any licenses, and is currently not aware of any potential licenses it will need to obtain and hold in the future.

Government Regulations, page 71

7.

We note your response to comment 20, including that you believe that you comply with all the laws and regulations mentioned in this section. Please revise to describe the material effects of government regulations on your operations (i.e., describe the ways in which such laws and regulations actually impact your business).

Response: We respectfully advise the Staff that we have amended the disclosures on page 71 and 72 to describe the material effects of government regulations on the Company’s operations.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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